/



08026259

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123

AB
$2/28$

SEC FILE NUMBER
8- 67002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 2 6 2008

Washington, DC
112

BEST AVAILABLE COPY

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/07___   AND ENDING ___12/31/07___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dalmore Group LLC

OFFICIAL USE ONLY

FIRM ID. NO.
136352

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Fifth Ave Suite 6707
                                                    (No. and Street)

NT   NY   10118
(City)   (state)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oscar Suibel   (212) 557 - 3797 ext 10
                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard Levychin
(Name - if individual, state last, first, middle name)

750 Third Ave   N: NY 10017
(Address)   (City)   (state)   (Zip Code)

CHECK ONE:
 |X| Certified Public Accountant
 [ ] Public Accountant
 [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 0 3 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information contained in this form are not required to
                       respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I _____ Oscar Siltel _____ swear (or affirm) that, to

the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm

of _____ Dalmore Group LLC _____ as

of _____ 12/31 _____ 20 07 ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
_____
_____

GAIL MOCHULSKI
Notary Public, State of New York
No. 01MO5082677
Qualified in Kings County
Commission Expires 1/29/2008

_____
Notary Public

_____
Signature

_____
PRS
Title

STATE OF NEW YORK }
COUNTY OF KINGS } SS.:
SWORN TO BEFORE ME THIS
21 DAY OF February 18 2008

This report** contains (check all applicable boxes):

| | (a) Facing page
| | (b) Statement of Financial Condition.
| | (c) Statement of Income (Loss).
| | (d) Statement of Cash Flows.
| | (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
| | (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
| | (g) Computation of Net Capital.
| | (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
| | (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
solidation.
| | (l) An Oath or Affirmation.
| | (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous
audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DALMORE GROUP, LLC
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2007

Contents



Auditors' report

To the Member
Dalmore Group, LLC
New York, New York

We have audited the accompanying balance sheet of Dalmore Group, LLC as of December 31, 2007, and the related statements of operations, changes in member capital, and cash flows, and the accompanying supplementary information contained, which is presented only for supplementary analysis purposes, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dalmore Group, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

KBL, LLP
Certified Public Accountants and Advisors

January 15, 2008

1

DALMORE GROUP, LLC
BALANCE SHEET
DECEMBER 31, 2007

Assets

Current assets

Cash	$	25,083
Prepaid expenses		200
Total current assets		**25,283**
Total assets	**$**	**25,283**

Liabilities and Member Capital

Current liabilities

Accounts and accrued expenses payable	$	7,500
Total current liabilities		**7,500**
Total liabilities		**7,500**
Member capital		17,783
Total liabilities and member capital	**$**	**25,283**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

DALMORE GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2007

Revenue		
Referral fees	S	53,193
Total revenue		53,193
Operating expenses		
Professional fees		7,863
Regulatory fees		2,300
Commission		43,364
Travel		134
Rent		12,000
License and permits		100
Insurance		366
Bank charges		225
Total operating expenses		66,352
Loss from operations	S	(13,159)
Other income		
NASD rebate		35,000
Total other income		35,000
Net income	S	21,841

See auditors' report, the summary of significant accounting policies, and the
accompanying notes to the financial statements.

DALMORE GROUP, LLC
STATEMENT OF CHANGES IN MEMBER CAPITAL
FOR THE YEAR ENDED
DECEMBER 31, 2007

Member capital, beginning	$	16,942
Capital distributions		(21,000)
Net income		21,841
Member capital, December 31, 2007	$	17,783

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

4

DALMORE GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2007

Cash flows from operating activities		
Net income	S	21,841
Changes in operating assets and liabilities		
Decrease in prepaid expenses		3
Increase in accounts and accrued expenses payable		3,500
Net cash provided by operating activities		**25,344**
Cash flows from financing activities		
Capital distribution to member		(21,000)
Net cash used in financing activities		**(21,000)**
Increase in cash and cash and cash equivalents		4,344
Cash and cash equivalents, beginning of year		20,739
Cash and cash equivalents, end of year	S	**25,083**

Supplementary disclosures of cash flow information
Cash paid during the year for:

Income taxes	S	-
Interest expense		-

DALMORE GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Net capital

Total equity capital	S	17,783
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Non-allowable assets		200

Net capital before haircuts and undue concentration on securities positions		17,583
Haircuts and undue concentration on securities positions		.
	$	17,583

Aggregate indebtedness

Items included in the statement of financial condition		
Accrued expenses and other liabilities	S	7,500
	$	7,500

Ratio: aggregate indebtedness to net capital		2.34 to 1

Computation of basis net capital requirement

Minimum net capital required	S	5,000

Excess net capital at 100%	S	12,583

Reconciliation of December 31, 2007 audited computation of net capital and Company's unaudited December 31, 2007 Part IIA filing.

Unaudited December 31, 2007 net capital per December 31, 2006 Part IIA ing.	S	17,583
Audit adjustments		..
Net capital	$	17,583

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

DALMORE GROUP, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES
EXCHANGE ACT OF 1934
DECEMBER 31, 2007

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

DALMORE GROUP, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2007

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

DALMORE GROUP, LLC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Dalmore Group, LLC ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company was formed in April 2005 in the State of New York.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses recognized when the obligation is incurred.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purpose and, thus no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to it member and reported on their individual tax return.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

NOTE 1 - OPERATING LEASE

In November 2006, the Company subleases its facility from its single member, Oscar Seidel for $1,000 per month under month-to-month arrangement.

NOTE 2 - NASD REBATE

As part of the consolidation of NASD and NYSE, the Company, itself an NASD member, received a one-time special payment of $35,000.

Independent Auditors' Report on Internal Accounting
Control Required by SEC Rule 17a-5

To the Member
Dalmore Group, LLC
New York, New York

We have examined the financial statement of Dalmore Group, LLC for the year ended December 31, 2007, and have issued our report therein dated January 15, 2008. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which included the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

11

Independent Auditors' Report on Internal Accounting
Control Required by SEC Rule 17a-5

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Dalmore Group, LLC as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

K.BL, LLP
Certified Public Accountants and Advisors

January 15, 2008

